Exhibit 3.1

CERTIFICATE OF FORMATION

OF

TH MERGER COMPANY, LLC

This Certificate of Formation of TH Merger Company, LLC, dated March 20, 2012, is being duly executed and filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del.C. § 18-101, et seq.).

FIRST.                                                       The name of the limited liability company formed hereby is TH Merger Company, LLC.

SECOND.                                        The address of its registered office in the State of Delaware is c/o Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware, 19801.  The name of its registered agent at such address is Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

/s/ Adeline Park
Name: Adeline C. Park
Title: Authorized Person